                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 11)*


                 ALLMERICA PROPERTY & CASUALTY COMPANIES, INC.
        ________________________________________________________________
                                (Name of Issuer)

                                  Common Stock
        ________________________________________________________________
                         (Title of Class of Securities)


                                   01-975T105
                         _____________________________
                                 (CUSIP Number)

Allmerica Financial Corporation         COPY TO:         Lauren I. Norton, Esq.
440 Lincoln Street                                       Ropes & Gray
Worcester, MA 01605                                      One International Place
Attention:  John F. Kelly, Esq.                          Boston, MA 02110
(508) 855-1000                                           (617) 951-7000
-----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 17, 1997
             ______________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Check the following box if a fee is being paid with the statement    (A fee is
not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              AMENDMENT NO. 11 TO
                                  SCHEDULE 13D
                                  ------------


  This Amendment No. 11 to Schedule 13D relating to the common stock, $1.00 par value per share, (the "Common Stock") of Allmerica Property & Casualty Companies, Inc. (the "Issuer") is filed to reflect the following information:

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

  Item 3 is hereby amended to include the following paragraph immediately after the last paragraph:

  On June 17, 1997, AFC and The Chase Manhattan Bank ("Chase") entered into an agreement (the "Credit Agreement") which provides for a $225 million revolving line of credit that expires on December 15, 1997 (the "Senior Credit Facility"). Borrowings under the Senior Credit Facility will be unsecured and will bear interest as a rate per annum equal to, at AFC's option, Chase's base rate or the eurodollar rate plus an applicable margin. The proceeds of the Senior Credit Facility will be used, in part, to finance the cash portion of the Merger Consideration. The Credit Agreement is filed as Exhibit 21 hereto and is incorporated herein by reference.

Item 4.   Purpose of the Transaction.
          ---------------------------

  Item 4 is hereby amended to include the following immediately following the penultimate paragraph and immediately preceding the last paragraph:

  On June 16, 1997, the Information Statement of the Issuer was mailed to stockholders of the Issuer. The Information Statement is filed as Exhibit 22 hereto and is incorporated herein by reference.

                               Page 2 of 4 Pages

Item 7.   Material to Be Filed as Exhibits
          --------------------------------

  Item 7 is hereby amended by the addition of the following exhibits to the end thereof:

Exhibit 21     Credit Agreement between Chase and AFC.

Exhibit 22     Information Statement of the Issuer.



                               Page 3 of 4 Pages

                                   SIGNATURE
                                   ---------

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 18, 1997

                                                 ALLMERICA FINANCIAL CORPORATION


                                                 By:  /s/ Edward J. Parry III
                                                    ---------------------------
                                                    Title: Vice President


                                                 FIRST ALLMERICA FINANCIAL LIFE
                                                 INSURANCE COMPANY


                                                 By:  /s/ Edward J. Parry III
                                                    ---------------------------
                                                    Title: Vice President


                                                 SMA FINANCIAL CORP.


                                                 By:  /s/ Edward J. Parry III
                                                    ---------------------------
                                                    Title: Vice President

                               Page 4 of 4 Pages